SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Sudeste Celular
Participações S.A.
and Subsidiaries
(Convenience Translation into English from the Original Previously Issued in Portuguese)

Report of Independent Public Accountants
on Limited Review of the Quarterly Report — ITR
— June 30, 2003

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese. See Note 32 to the Financial Statements.)

INDEPENDENT AUDITORS’ REVIEW REPORT

To the Management and Shareholders of
Tele Sudeste Celular Participações S.A. and Subsidiaries
Rio de Janeiro — RJ

1.

We have made a special review of the accompanying quarterly information - ITR, individual and consolidated, of Tele Sudeste Celular Participacoes S.A. and subsidiaries, which includes the balance sheet as of March 31, 2003, the related statement of income for the semester then ended and the related comments on consolidated performance and other information deemed relevant, all expressed in Brazilian reais and prepared in accordance with accounting practices adopted in Brazil and under the responsibility of the Companies' Management.

2.

Our review was conducted in accordance with specific standards established by the IBRACON - Brazilian Institute of Independent Accountants, together with the Federal Accounting Council, and comprised, mainly, of: (a) inquiries of and discussions with the Companies' Management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of information and subsequent events that had or might have had significant effects on the financial position and operations of the Companies.

3.

Based on our special review, we are not aware of any significant change that should be made to the information contained referred to above for it to be in conformity with accounting practices adopted in Brazil, and with standards established by the Brazilian Securities Commission - CVM, specifically applicable to the preparation of such mandatory quarterly information.

4.

The balance sheet, individual and consolidated, as of March 31, 2002, and the statement of income, individual and consolidated, for the semester ended June 30, 2002, presented for comparative purposes, were reviewed by us, and our report on special review dated April 15, 2003 and July 18, 2002, respectively, were unqualified.

5.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, July 17, 2003.

DELOITTE TOUCHE TOHMATSU	Jose Carlos Monteiro
Auditores Independentes	Accountant
CRC-SP 011609/O-S-RJ	CRC-SP 100597/O-S-RJ

(Convenience Translation into English form the Original Previously Issued in Portuguese. See Note 31 to the Financial Statements)

TELE SUDESTE CELULAR PARTICIPACOES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2003

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS

Tele Sudeste Celular Participações S.A. is a publicly traded Company hold by Sudestecel Participações S.A. (22.01% of total capital), Brasilcel N.V. (13.28% of total capital) and Tagilo Participações Ltda. (10.61% of total capital) as of June 30, 2003, in the Brazilian market. Sudestecel Participações S.A. is hold by Brasilcel N.V. (89.50% of total capital), NTT Docomo, INC. (7% of total capital) and Itochu Corporation (3.50% of total capital) and Tagilo is hold by Brasilcel N.V. (100.00% of total capital). Since December 27, 2002, Brasilcel N.V. is hold by Telefónica Móviles S.A. (50.00% of total capital), PT Móveis Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital), and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

Tele Sudeste Celular Participações S.A (“Tele Sudeste” or the “Company”) holds 100% of Telerj Celular S.A. (“Telerj”) and Telest Celular S.A. (“Telest”) capital, and the companies are providers for cellular telecommunications services in the States of Rio de Janeiro and Espírito Santo, respectively, and are also engaged in related activities required or useful for the performance of these services, in conformity with concessions and authorizations granted to them.

The subsidiaries’ activities, including services that they may provide, are regulated by Agência Nacional de Telecomunicações — Anatel, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

Migration from SMC to SMP

On December 10, 2002 Anatel, Telerj and Telest signed the Authorization Term for Personal Cellular Service (“SMP”), which became effective as of the publication in the Official Government Daily Newspaper, which occurred on December 12, 2002.

The authorizations granted to Telerj and Telest are effective for the remaining period of the original respective concessions being November 30, 2005 and November 30, 2008, respectively, renewable for an additional 15-year term. Any such renewal is subject to a renewal fee.

Joint Venture

On December 27, 2002, the assets in the Brazilian mobile telephony market held by the shareholders PT Móveis Serviços de Telecomunicações, SGPS (“PT Móveis”) and Telefónica Móviles S.A. (“TEM”), represented by the direct and indirect equity interests in Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and CRT Celular Participações S.A., were transferred to Brasilcel N.V., to form a joint venture based in the Netherlands, 50% owned by PT and 50% owned by TEM.

The Senior Management of the companies involved understand that the mentioned process will result in significant gains for all the companies, mainly due to the synergies obtained with the operations volume increase and the unification of operative processes, which may cause systemic adjustments.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil, Brazilian corporate law, standards applicable to telecommunications concessionaires and standards and accounting procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries, Telerj and Telest, as of June 30, 2003. In the consolidated financial statements, all intercompany balances and transactions were eliminated.

The financial statements as of June 30, 2002 and March 31, 2003 were reclassified for better comparability, when necessary.

3. PRINCIPAL ACCOUNTING PRACTICES

The accounting practices applied by the Company and its subsidiaries in the preparation of the quarterly report ended June 30, 2003 are basically those applied to the December 31, 2002 financial statements, except for the subvention practiced on handsets sales to dealers which were deferred and recorded on income in accordance to the handsets’ network habilitation, whose effect on net income for the semester ended June 30, 2003 was approximately R$1,874, net of taxes.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated

	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003

Banks	371	443	7,106	8,480
Temporary cash investments	13,913	14,461	159,415	95,678

Total	14,284	14,904	166,521	104,158

Temporary cash investments refer, at most, to CDB's operations (Bank Deposit Certificates), indexed to CDI's variation (Interbank Deposit Certificates).

5. ACCOUNTS RECEIVABLE, NET

	Consolidated

	June 30, 2003	March 31, 2003

Unbilled services	36,948	42,074
Billed services	90,919	79,104
Interconnection	91,236	88,285
Receivables from products sold	78,639	76,236
Allowance for doubtful accounts	(35,582)	(33,925)

Total	262,160	251,774

Changes in the allowance for doubtful accounts are as follows:

	Consolidated

	June 30, 2003	June 31, 2002

Beginning balance	31,867	37,626

Supplementary provision in the first quarter	9,750	15,990
Write-offs in the first quarter	(7,692)	(12,237)

Ending balance as of March 31	33,925	41,379

Supplementary provision in the second quarter	8,777	15,333
Write-offs in the second quarter	(7,120)	(14,644)

Ending balance as of June 30	35,582	42,068

6. INVENTORIES

	Consolidated

	June 30, 2003	March 31, 2003

Cellular handsets	121,044	112,823
Other	4,540	4,307
Provision for obsolescence	(18,136)	(16,366)

Total	107,448	100,764

7. RECOVERABLE AND DEFERRED TAXES

	Company		Consolidated

	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003

Recoverable income tax and social contribution	41,245	38,820	126,427	112,149
Withholding income tax	925	1,205	6,719	16,056
Recoverable ICMS (state VAT)	-	-	60,744	67,983
Recoverable PIS and Cofins and other	701	686	2,522	1,962

Recoverable taxes	42,871	40,771	196,412	198,150
Deferred income tax and social contribution	29	280	321,208	331,216
Total	42,900	40,991	517,618	529,366

Current	42,900	40,991	307,568	270,696
Long-term	-	-	210,050	258,670

The composition of deferred tax assets and liabilities is as follows:

	Consolidated

	June 30, 2003	March 31, 2003

Tax credits from corporate restructuring	206,852	230,537
Tax losses and negative basis carryforwards	38,011	34,061
Allowance for-
Inventory Obsolescence	6,166	5,564
Contingencies	21,093	17,379
Doubtful accounts	12,098	11,535
Rewards program	9,992	8,903
Accelerated depreciation	12,854	11,620
Employee profit sharing and dividends	1,497	814
Other	12,645	10,803

Total	321,208	331,216

Current	141,216	107,251
Long-term	179,992	223,965

Deferred tax credits have been recognized on the assumption of future realization, as follows:

a.

Income tax and social contribution tax loss carryforwards have no expiration, but are generally limited to be used to compensate up to 30% of taxable income for each year. The subsidiaries, based on the future projected results, estimate to fully realize the tax loss carryforwards in no more than five years.

b.

Tax credits from the corporate restructuring, which represent the balance of goodwill, net of the equity maintenance reserve (see Note 27), are expected to be realized in the same proportion as the amortization of goodwill recognized by the subsidiaries. Studies by external consultants used in the restructuring process support the realization of the credits in five years.

c.

Temporary differences will be realized by the payment of the related accrued liabilities and by the actual realization of losses related to the allowance for doubtful accounts and provision for inventory obsolescence.

Technical studies approved by the management indicate the full recovery of the amounts of deferred taxes recognized by the subsidiaries within the time frames established by the CVM instruction no. 371. Based on these studies, the expected period for the realization of these assets is as follows:

Exercises	Consolidated

2003 (last semester)	65,222
2004	132,936
2005	101,941
2006	21,109
Total	321,208

The Instruction also establishes that periodic studies must be carried out to support the maintenance of the recorded amounts.

8. PREPAID EXPENSES

	Consolidated

	June 30, 2003	March 31, 2003

Fistel fee	33,276	46,270
Rents	8,075	7,780
Financial charges	359	434
ICMS (State VAT)	7,682	6,683
Insurance premiums	1,080	154
Prepaid bonus card	12,998	6,943
Other	10,615	11,387

Total	74,085	79,651

Current	61,820	66,237
Long-term	12,265	13,414

9. OTHER ASSETS

	Company		Consolidated

	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003

Credits with suppliers	-	-	11	1
Judicial deposits	-	-	3,425	2,903
Other assets	912	740	41,668	56,025

Total	912	740	45,104	58,929

Current	912	740	44,892	58,718
Long-term	-	-	212	211

10. INVESTMENTS

a. Investment in Subsidiaries

Subsidiaries	Ownership interest	Total of common shares	Shareholders' equity in June 30, 2003	Net income of the quarter

Telerj Celular S.A.	100%	30,449,109	1,535,839	39,230
Telest Celular S.A.	100%	2,038,856	262,432	15,035

b. Composition and Changes

The investments of the Company concern the share of the subsidiaries capital.

Description	Telerj	Telest	Total

Balance as of December 31, 2002	1,496,397	247,362	1,743,759
Income from equity pick-up	39,442	15,070	54,512
Balance as of June 30, 2003	1,535,839	262,432	1,798,271

11. PROPERTY, PLANT AND EQUIPMENT

		Consolidated

		June 30, 2003			March 31, 2003

	Depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	1,352,861	(857,203)	495,658	533,257
Switching equipment	14.29	660,684	(367,766)	292,918	307,277
Infrastructure	5.00 - 20.00	304,562	(140,695)	163,867	167,696
Software rights	20.00	235,608	(77,378)	158,230	163,298
Buildings	4.00	72,085	(9,182)	62,903	61,543
Terminal equipment	66.67	108,379	(73,609)	34,770	34,876
Other	20.00	137,742	(53,664)	84,078	85,440
Land	-	4,350	-	4,350	4,350

Construction in progress	-	173,336	-	173,336	183,659

Total	-	3,049,607	(1,579,497)	1,470,110	1,541,396

The subsidiaries’ management is developing a study to revaluate the estimated useful lives of their fixed assets. Possible effects that may arise from this change will be considered in the financial statements of 2003.

In March 2003, the useful lives of terminal equipment was reduced to 18 months in order to better adequate the operations, being the effect on this quarter of the referred change a increase of depreciation expenses in the amount of R$ 572.

12. SUPPLIERS AND ACCOUNTS PAYABLE

	Company		Consolidated

	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003

Suppliers	3,831	4,188	134,647	189,685
Interconnection and interlink	-	-	53,609	63,162
Technical assistance	-	-	110,275	124,261
Other	675	720	7,677	7,468

Total	4,506	4,908	306,208	384,576

13. TAXES, OTHER THAN TAXES ON INCOME

	Company		Consolidated

	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003

ICMS (State VAT)	-	-	11,197	8,509
Income tax and social contribution	-	-	641	651
PIS/Cofins (taxes on revenue)	52	45	8,352	8,270
Fust and Funttel (regulatory charges)	-	-	2,833	1,080
Other	-	-	-	1,168

Total	52	45	23,023	19,678

14. LOANS AND FINANCING

a. Composition of Debt

				Consolidated

	Currency	Annual charges	June 30, 2003	March 31, 2003

Principal-
Financial institutions:
Citibank - OPIC	US$	4.30% p.a.+ Libor	71,800	83,827
Resolution no. 63 and 2770	US$	4.14% to 14,00% p.a.	124,932	174,361
Assumption of debt and Resolution no. 4.131	US$	2.30% to 11.77% p.a.	73,052	85,289
Exchange Nec do Brasil S.A.	US$	7,30% p.a.	22,412	31,400
Interests			9,697	15,877

			301,893	390,754

Current			175,646	152,123
Long-term			126,247	238,631

b. Payment Time Chart

The long-term portion has the following composition by maturity year:

Consolidated
June 30, 2003
2004	73,411
2005	52,836
Total	126,247

c. Restrictive Covenants

The financing from Citibank – OPIC has restrictive covenants, which main restrictions are related to the indebtedness level, EBITDA and financial expenses.

d. Coverage

On June 30, 2003, Telerj Celular had outstanding currency swap contracts with notional amounts of US$ 98,847. As of that date, the Company had recorded a net gain of R$587 (R$93,331 in June 30, 2002) on its exchange hedge operations, represented by a book balance of R$8,498 in long-term assets (R$93,331 on March 31, 2003, from which R$29,428 on short-term assets and R$ 63,903 on log-term assets), and a liability of R$7,911 from which R$ 7,730 on short-term and R$181 on long-term.

e. Guarantees

Creditors	Guarantee

Citibank	Overseas Private Investment Corporation
(OPIC) - guarantee only for political risk
Resolution no. 63	Promissory Notes
Assumption of Debt and Resolution no. 4.131	Promissory Notes
NEC do Brasil S.A.	Tele Sudeste Guarantee (Aval)

15. OTHER LIABILITIES

	Consolidated

	June 30, 2003	March 31, 2003

Renderable services - prepaid recharge cards	32,872	24,865
Accrual for rewards program	29,389	26,185
Other	13,653	15,763

Total	75,914	66,813

Current	74,370	65,410
Long-term	1,544	1,403

In August 2001, subsidiaries started a rewards program, which transforms calls into points, for future exchange of cellular handsets. Points accumulated are accrued as they are obtained, considering the cost of the cellular handsets and the expected utilization based on the registered customer’s consumption profile. The accrual is reduced when the customer obtains the handset.

16. RESERVE FOR CONTINGENCIES

The Company and the subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recorded reserves for loss contingencies related to cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserves are as follows:

	Consolidated
	June 30, 2003	March 31, 2003
Labor claims	6,775	6,802
Civil claims	12,665	7,984
Disputed tax	42,598	36,330
Total	62,038	51,116
Current	41,026	31,044
Long-term	21,012	20,072

Tax

The main tax contingencies, which the subsidiaries are involved in, are described as follows:

a. ICMS

The subsidiaries, based on legal counsel’s opinion, recognized a provision in the amount of R$11,973, being R$37 and R$ 11,936 referred to Telerj and Telest respectively as of the year ended June 30, 2003 (R$11,926 as of March 31, 2003) regarding fiscal assessments of ICMS occurred in 2002, which are on administrative level.

In July 1998, Agreement no. 69/98 established that ICMS (State VAT) should be levied on the activation of new handset lines. On December 14, 1998, the subsidiaries obtained an injunction for non-payment of ICMS on activation fee, for both future amounts and taxable events occurring since the subsidiaries’ incorporation. The subsidiaries’ management, based on the opinion of legal counsel, believes that the chances of loss on this claim are remote, and, accordingly, did not recognize any provision. The Rio de Janeiro State Supreme Court unanimously decided that no ICMS should be levied on the referred activity.

The subsidiaries Telerj and Telest received tax assessments totalling R$48,731, referring to: (i) R$26,625 – non-payment of ICMS on eventual or supplementary services that are not considered telecommunications services; (ii) R$1,113 – non-payment of ICMS on calls originating from administrative terminals and tests used by the employees; and (iii) R$4,065 – social contribution underpayment; (iv) R$8,090 – ICMS assessments that are on administrative level; and (v) R$ 8.838 miscellaneous. The Company, based on the opinion of its lawyers and tax advisors, did not recognize a provision for these tax assessments.

b. PIS and Cofins

In August 2000, the injunction obtained by Telerj Celular, which permitted the payment of Cofins at the rate of 2%, was partially revoked. As a consequence, the amount of R$12,473, duly restated, was paid in September 2000. However, this injunction remains valid for the financial income exclusion from PIS and Cofins calculation basis, and the amount of R$26,968 remains accrued as of June 30, 2003 (R$22,156 as of March 31, 2003), related to the amounts not paid based on the referred injunction.

On June 7, 1999, the subsidiary Telest obtained an injunction supporting the unconstitutionality of the increase in Cofins rate and change in Cofins and PIS calculation basis, and the future non-payment of these taxes, as well as the offsetting of the respective amount of R$609 already paid. The Company did not recognize this contingent asset in its accounting records and accrued, on a conservative basis, the amount of R$3,639, related to the difference between the unpaid rate through the year ended June 30, 2003, supported by the referred injunction (R$2,248 as of March 31, 2003).

As a result of Law no. 10.637/02, from December 2002 on, the subsidiaries have been including the financial income in the PIS calculation basis. However, the amounts concerning taxable events occurred before the establishment of this law remains accrued, based on court decisions previously made.

Labor and Civil

Refers to claims for indemnity for moral damages and several demands by employees, in the amount of R$ 19,440 as of June 30, 2003 (R$14,786 as of March 31, 2003), has been recognized to cover probable losses on these lawsuits.

Concerning the demands which the possibility of loss is possible, the amount of civil and labor claims are R$ 15,322 and R$ 2,546, respectively.

17. SHAREHOLDERS’ EQUITY

a. Capital Stock

As of June 30, 2003, the capital is composed of shares without par value, as follows:

Thousand shares outstanding
Common shares	173,023,182
Preferred shares	259,575,036
Total	432,598,218

At the 56th Extraordinary Meeting of the Administration Council held at March 31, 2003 the increasing of capital stock by R$ 93,517 was approved, releasing 18.591.761 thousand new shares as a result of the financial realization of part of the capital reserve generated in the corporate restructuring, as Note 27 describes.

b. Dividends

Preferred shares have no voting right, but have priority in the reimbursement of capital, without premium, and are entitled to receive cash dividends 10% higher than those attributed to common shares.

Once this distribution has been done, the additional dividends declared by the Company will be distributed to the holders of common and preferred shares.

c. Special Reserve for Goodwill

This reserve represents the formation of a special reserve for goodwill as a result of the corporate restructuring. This reserve shall be used in future capital increases on behalf of the controlling shareholder whenever the amortization of the goodwill paid in the acquisition of the Company results in a reduction of income tax and social contribution tax payable.

	Company
	June 30, 2003	March 31, 2003
Special reserve for goodwill	280,963	280,963
Total	280,963	280,963

18. NET OPERATING REVENUE

	Consolidated
	June 30, 2003	June 30, 2002
Monthly subscription charges	106,302	156,098
Usage charges	552,702	410,003
Charges for use outside the concession area	11,749	12,858
Additional charges per call	30,829	22,461
Interconnection (network usage charges)	407,909	388,337
Additional services	10,355	7,062
Products sold	169,855	145,038
Other	565	335
Gross operating revenue	1,290,266	1,142,192
Deductions from gross revenue	(350,661)	(250,099)
Net operating revenue	939,605	892,093

19. COST OF SERVICES AND SALES

	Consolidated
	June 30, 2003	June 30, 2002
Personnel	7,059	7,085
Outside services	17,378	19,175
Network connections	42,014	41,844
Rent, insurance and building services fees	22,450	20,260
Interconnection/interlinks	84,787	61,892
Taxes	31,051	31,672
Depreciation and amortization	164,817	140,253
Products sold	162,522	125,252
Other	1,170	951
Total	533,248	448,384

20. SELLING EXPENSES

	Consolidated
	June 30, 2003	June 30, 2002
Personnel	21,134	20,342
Materials	1,658	1,384
Outside services	106,203	89,021
Rent, insurance and building services fees	5,442	4,784
Taxes	194	262
Depreciation and amortization	26,770	24,753
Allowance for doubtful accounts	18,527	31,323
Other	1,279	2,170
Total	181,207	174,039

21. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Personnel	1,956	2,272	26,914	21,345
Materials	-	-	1,855	1,905
Outside services	3,744	3,325	55,333	66,724
Rent, insurance and building service fees	-	3	6,479	5,557
Taxes	32	28	1,112	562
Depreciation and amortization	215	215	22,808	18,730
Other	-	-	622	1,068
Total	5,947	5,843	115,123	115,891

22. OTHER OPERATING REVENUES (EXPENSES)

	Company		Consolidated
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Revenues:
Fines	-	-	5,053	6,200
Recovered expenses	-	-	1,250	2,262
Accrual reversals	-	-	1,311	-
Others	-	-	13,909	4,538
Total	-	-	21,523	13,000

Expenses:
Provision for contingencies	-	-	(11,636)	(5,282)
Taxes (except IRPJ and CSLL)	(15)	(16)	(8,066)	(9,757)
Amortization of pre-operational expenses	-	-	(263)	-
Others	-	-	(3,065)	(771)
Total	(15)	(16)	(23,030)	(15,810)

Total, net	(15)	(16)	(1,507)	(2,810)

23. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Financial income
Income from temporary cash investments	5,809	8,786	35,987	18,217
Monetary/exchange variations	334	509	69,179	2,046

PIS and Cofins over financial income	(270)	(321)	(7,319)	(4,653)

Financial expenses
Charges on financial transactions	(52)	(52)	(16,954)	(18,717)
Monetary/exchange variations	-	-	(2,993)	(60,647)
Hedge operations	-	-	(104,114)	(622)
Total	5,821	8,922	(26,214)	(10,820)

24. INCOME TAX AND SOCIAL CONTRIBUTION

The Company and its subsidiaries have been recording monthly the portion of tax and social contribution on income, in accordance with accrual basis, and pay these taxes based on monthly estimates. Deferred taxes are attributable to temporary differences, as of Note 7. The composition of income tax and social contribution expense is as follow:

	Company		Consolidated
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Income tax expense	-	(766)	(3,318)	(43,932)
Social contribution tax expense	-	(276)	(1,136)	(15,820)
Deferred income tax	19	-	(17,933)	7,894
Deferred social contribution tax	7	-	(6,519)	1,195
Total	26	(1,042)	(28,906)	(50,663)

The following is a reconciliation of the reported expense of taxes on income and the amounts calculated based on the combined official rates of 34%:

	Company		Consolidated
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Income before taxes	54,371	89,907	83,056	139,475
Tax expense over income at the combined official rate	(18,486)	(30,568)	(28,239)	(47,422)
Permanent additions:
Non-deductible expenses	(22)	-	(814)	(3,265)
Permanent exclusions:
Equity pick-up	18,534	29,526	-	-
Other exclusions	-	-	147	24
Tax expense in income	26	(1,042)	(28,906)	(50,663)

The effects of the incorporated tax credit benefits (Note 27) were reclassified on the above reconciliation for disclosure purposes.

25. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a. Risk considerations

The subsidiaries Telerj and Telest provide cellular communications services in the States of Rio de Janeiro and Espírito Santo under concessions from the Federal Government. Both of them are also engaged in activities of purchasing and distribution of cellular handsets through their own distribution network in order to increase their business operations.

The main market risks that Telerj and Telest are exposed to in their activities are:

Credit Risk: originates from the difficulties which these companies have in collecting the service charges for rendered services to their clients, including the sales of cellular handsets to the distribution networks.

Interest Rate Risk: originates from a portion of the debt and the derivatives premium contracted on floating rates, and involves financial expenses increase risk of unfavourable fluctuation of interest rates (principally Libor, TJLP and CDI).

Exchange Rate Risk: originates from the debt and the derivatives contracted on foreign currency and are related to potential losses on unfavourable movement on exchange rates.

Since its creation, Telerj and Telest have been practicing a pro-active position over the management of sundry risks that are submitted, through initiative procedures and operational general politics that allow decrease the inherent risks of the activities.

Credit Risk

The credit risk related to telecommunications services rendered is minimized by the control performed on costumer’s basis and management of indebtedness by clear politics for concession of billed cellular handset. Tele Sudeste has 66.75% of its client basis participating on prepaid mode, which requires prepaid handset cards and does not represent credit risk. Costumer’s indebtedness represented 1.46% of gross revenue in the second quarter of 2003 (2.83% in the second quarter of 2002).

The credit risk related to cellular handsets sales is managed by the conservative politic on credit concession, through updated management methods, which involves the “credit scoring”, technical application, balance analysis and commercial data basis consultation as well as the automatic control for sales authorization integrated to the distribution system, software ERP from SAP. Network distribution’s indebtedness represented just about 1.84% of cellular handsets sales during the second quarter of 2003 (3.60% in the second quarter of 2002).

Interest Rate Risk

The Company is exposed to the risk of an increasing interest rate, specially the one comprised of interests associated to “Certificados de Depósitos Interbancários – CDI”, due to the liability position of the operations with interest rate derivatives. These operations amount to R$283,120 as of June 30, 2003.

Loans contracted on foreign currency present the same risk of increasing of interest rates associated to the loans. These operations amount to US$25,107 as of June 30, 2003.

The Company has not contracted derivative operations to cover these risks.

Exchange Rate Risk

Telerj has contracted derivative operations in order to hedge its loans on foreign currency from exchange rate variation. The instruments usually used are “swaps”, options and “forward”.

The table below shows the Company net exposure to exchange rate as of June 30, 2003:

US$
Loans and financing	(105,116)
Other liabilities	(52,978)
“Hedge” instruments	156,943
Net exposure	(1,151)

The Company is studying the allocation of the remaining hedge surplus from equipment and cellular handsets purchases indexed to American dollar and other financial commitments on foreign currency.

b. Derivative Operations

The Company and its subsidiaries record gain and losses on derivative contracts as “Financial income (expenses), net”.

The table below shows an estimation of book value evaluation and market value of loans and financing and foreign currency liabilities, as well as derivative operations:

	Book value	Market value	Difference
Other liabilities	(152,154)	(152,154)	-
Loans and financing	(301,893)	(295,105)	(6,788)
Derivative instruments	450,740	445,124	5,616

c. Fair Value of Financial Instruments

The fair value of loans and financing, as well as “swaps” and “forward”, were stated based on discounted cash flows, using available interest rate projections.

The fair values are calculated in a specific moment, based on available information and own evaluation methodologies, therefore the indicated estimations do not necessarily represent market realization values. The usage of different assumptions may mean fully the estimations.

26. PENSION PLANS

The subsidiaries, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social – (“Sistel”).

Until December 1999, all sponsors of the plans managed by Sistel were joint and severally liable participants in relation to all plans then existent. On December 28, 1999, a single-employer sponsored pension plan for active employees was created (PBS – Tele Sudeste Celular Plan). Pension benefits for retired employees (PBS-A) and postretirement health care benefits (PAMA) remained as part of the multiemployer plans. The implementation of the restructuring was approved by the Secretaria de Previdência Complementar (Secretariat for Social Security and Supplementary Benefits) on January 13, 2000.

Due to the separation of active participants in December 1999, the subsidiaries individually now sponsor a single-employer defined benefit pension plan (PBS Tele Sudeste Celular Plan), which covers approximately 1% of the Company’s employees. In addition to the supplementary pension benefit, a multiemployer-sponsored health care plan (PAMA) is provided for retired employees and their dependents, at shared costs. Contributions to the PBS Tele Sudeste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil. The method used for cost determination is the capitalization method and the sponsor’s contribution represents 13.5% of the participating employees’ payroll, 12% of which is earmarked for PBS Tele Sudeste Celular Plan and 1.5 % for the PAMA Plan.

For the other 80% of the subsidiaries’ employees, there is an individual defined contribution plan – Visão Celular Benefit Plan, established by Sistel in August 2000. The Visão Celular Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants’ individual accounts. The subsidiaries are responsible for all administrative and maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS Tele Sudeste Celular) were granted the option of migrating to the Visão Celular Plan. This option was extended to employees who did not participate in the PBS Tele Sudeste Celular Plan, as well as to all new hires. The Company’s matching contributions to the Visão Celular Plan are similar to those of the participants, varying from 2% to 7% of the contribution salary, according to the percentage opted for by the participant.

During the semester ended June 30, 2003, the subsidiaries contributed the amount of R$1,159 to PBS Tele Sudeste Celular Plan and to Visão Celular Plan (R$1,623 as of June 30, 2002).

Regarding the actuarial valuation of the plans, the Company established the projected unit credit method. For multi-sponsored plans (PAMA and PBS-A), the apportionment of the plan’s assets was made in accordance with the Company’s actuarial liabilities, in comparison with the plan’s total liabilities. The own net amount recorded was R$839 as of December 31, 2002.

For the semester ended June 30, 2003, the Company recognized proportionally the actuarial cost estimated for the year 2003, and R$281 was recorded in the administrative expense account related to these costs.

27. CORPORATE RESTRUCTURING

On November 30, 2000, a corporate restructuring was completed to transfer the goodwill recorded by the Holding Company as a result of the privatization process to the subsidiaries, to ensure their realization.

The financial statements maintained for the Companies’ corporate and tax purposes include specific accounts related to transferred goodwill and reserves, and corresponding amortization, reversals and tax credits, the balances of which, as of June 30, 2003, are as follows:

	Balances as of spin-off	Tele Sudeste spin-off		ABCD0002	March 31,2003	June 30,2003
		Telerj	Telest	Telerj	Consolidated	Consolidated
Balance sheet:
Goodwill - spun-off	1,168,270	1,059,504	108,766	225,009	704,141	634,478
Reserves - spun-off	778,206	705,755	72,451	150,231	473,604	427,626

Net effect equivalent to
tax credit from corporate
restructuring	390,064	353,749	36,315	74,778	230,537	206,852

Statements of income:
Goodwill amortization					278,656	69,663
Reversal of reserve					(183,913)	(45,978)
Tax credit					(94,743)	(23,685)

Net effect on income					-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, does not affect net income and, consequently, has no effect on the basis for calculating the minimum mandatory dividend. In order to better present the financial position of the Companies in the financial statements, the net amount of R$206,852 as of June 30, 2003 (R$230,537 as of March 31, 2002), which represents the merged tax benefit resulting from the corporate restructuring, was classified in the balance sheet as current and non-current assets - deferred taxes (see Note 7), according to the recovery estimative.

28. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

  Use of Network and Long-distance (Roaming) Cellular Communication – These transactions involve the companies owned by same group: Telesp Celular S.A., Global Telecom S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Tele Centro Oeste Celular, Telems Celular, Telecom Celular, Telemart Celular, Teleacre Celular, Telegoiás Celular and NBT. Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization. The terms of these transactions are regulated by Anatel. As from 2002 the Telecomunicações de São Paulo S.A – Telesp started to provide long-distance services to the operators, replacing Embratel.

  Corporate Management Consulting/Technical Assistance – The subsidiaries due to PT SGPS and Telefónica Móviles S.A corporate management consulting services.

  Rendering of Services – The following services are rendered by companies owned by the same group:

  Sharing of centralized expenses from Telerj Celular S.A. and Telesp Celular S.A. transferred to other subsidiaries by the effective cost incurred.

  Call center services rendered by Dedic/Atento to users of telecommunications services of the subsidiaries Telerj and Telest.

  Services for implementation and maintenance of systems rendered by PT Inovação Primesys/Telefónica Móbile Solution.

  Services for implementation of a facilities’ security system rendered by Telefónica Engenharia.

The commercial conditions of these services are based on the usual market practices applied to the contracts with other Companies.

The summary of balances and transactions with unconsolidated related parties is presented as follows:

	Company		Consolidated
	June 30,2003	March 31,2003	June 30,2003	March 31,2003
Current assets:
Accounts receivable	-	-	4,496	2,282
Credits with companies of the group	14,080	13,738	25,329	35,503

Liabilities:
Accounts payable and accrued expenses	(3,531)	(3,531)	(119,783)	(137,775)
Liabilities with companies of the group	(21,225)	(19,769)	(25,458)	(23,913)

	June 30,2003	March 31,2003	June 30,2003	March 31,2003
Income (losses)
Net operating revenue from services	-	-	7,328	3,898
Other revenues	-	509	-	-
Cost of services rendered	-	-	(6,235)	(3,733)
Services rendered	-	-	(22,231)	(17,014)
General and administrative expenses	(1,632)	(1,906)	(8,915)	(4,873)
Financial revenues (expenses), net	334	-	24,375	-
Equity pick-up	54,512	86,844

29. INSURANCE

The Company and the subsidiaries have established policies to monitor inherent risks on its operations. As of June 30, 2003, the Company and the subsidiaries have contracted insurance to cover operational risks, loss of income, civil liabilities, heath etc. Management believes that the insurance coverage is sufficient to cover contingent losses. The following is information related to the Company’s insurance coverage:

Classification	Covered
Operational risks	US$300,000 thousands
General civil liabilities - RGG	R$7,325
Vehicle fleet	R$1,000

30. TELEFÓNICA MÓVILES STOCK PLAN

In May, 2001, Telefónica Móviles, S.A. (“Telefónica Móviles”) launched a stock option plan based on Telefónica Móviles’ stock (the “Plan”) that covered the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002, Telefónica Móviles granted a total of 983,392 stock options to the Company’s employees, vesting over a four-year period. The options were granted in Series A, B and C, with exercise prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles’ stock as traded at the Madrid Stock Exchange was 6.20 Euros on December 31, 2002. The Plan also gives the Company’s employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles’ stock over the respective exercise price.

In accordance with accounting practices adopted in Brazil, the Company is not required to account any effect of the plan, therefore it wasn’t recorded any effect in the financial statements of the Company.

31. RECONCILIATION BETWEEN COMPANY NET INCOME AND CONSOLIDATES NET INCOME

As of June 30, 2003 and 2002, the reconciliation between Company net income and consolidated net income is as follows:

	Consolidated
	June 30, 2003	June 30, 2002
Company net income	54,397	88,865
Telerj and Telest capital reserve	(247)	(53)
Consolidated net income	54,150	88,812

32. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices adopted in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

(Convenience Translation Into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

COMMENTS ON CONSOLIDATED PERFORMANCE AND OTHER INFORMATION DEEMED RELEVANT (Amounts in thousands of Brazilian reais, unless otherwise indicated)

Financial and operating information, except where otherwise stated, is presented in accordance with Brazilian Corporate Law on a consolidated basis.

HIGHLIGHTS

Tele Sudeste Celular

R$ million	2Q03	1Q03%		2Q02%

Gross Operating Revenue	656.4	633.9	3.5%	567.8	15.6%
Net Operating Revenue	476.1	463.5	2.7%	446.2	6.7%
Net operating revenues from telecommunication services	419.4	416.3	0.7%	390.9	7.3%
Net operating revenues from sales of merchandise	56.7	47.2	20.1%	55.3	2.5%
Total Operating Cost	(318.9)	(296.5)	7.6%	(282.5)	12.9%
EBITDA	157.2	167.0	-5.9%	163.7	-4.0%
EBITDA margin (%)	33.0%	36.0%	-3.0p.p.	36.7%	-3.7p.p.
EBIT	52.2	57.3	-8.8%	72.9	-28.3%
Net income	24.3	29.9	-18.7%	42.0	-42.2%
Earnings per 1,000 shares (R$)	0.06	0.07	-18.7%	0.10	-42.2%
Earnings per ADR (R$)	0.28	0,35	-18.7%	0.51	-42.2%
Number of shares (billion)	432.6	432,6	-	414.0	4.5%
CAPEX (accumulated)	104	69	n.d.	102	2.0%
CAPEX as % of revenues	7.3%	14.8%	-7.5p.p.	7.9%	-0.5p.p.
Operating Cash Flow	121.4	98.5	21.4%	128.3	-4.6%

Subscribers (thousand)	3,422	3,365	1.7%	3,226	6.1%
Postpaid	1,137	1,115	2.1%	1,001	13.7%
Prepaid	2,285	2,250	1.5%	2,225	2.7%

EBITDA = Earnings before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA/ Net Operating Revenue.
EBIT = Earning before interest and taxes.
Operating Cash Flow = EBITDA - CAPEX.
Totals may not add due to rounding.

Basis of Presentation

In the second quarter of 2003, PIS and COFINS expenses from derivatives were reclassified from operating expenses to financial expenses. For comparison purposes, this change was also incorporated into 1Q03 and 2Q02 results.

Since the second quarter of 2002, many reclassifications were made due to new regulations or standardization with other companies of the group, among them, employee profit sharing has been reclassified as an operating expense, thus, second quarter 2002 figures have been restated for comparison purposes.

VIVO

The joint venture between Telefónica Móviles and Portugal Telecom, as of April 14, 2003, unified the operations of Tele Sudeste Celular Participações S.A. with those of Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Celular CRT Participações S.A. and Tele Leste Celular Participações S.A. under the “Vivo” brand.

HIGHLIGHTS

• TSD has continuously generated positive net income, demonstrating its sound management of shareholder resources.
• The higher operating cash flow generation confirms that TSD has enough resources for its capital expenditures projects.
• Net revenues maintained a growth trend. Accumulated net revenues for the 1st half of 2003 are 5.3% higher than that of the same period of last year.
• Sales results in 2Q03 were very positive, with intense commercial activity, resulting in a significant number of gross additions in May and June, when we made strong promotional Mother’s Day and Valentine’s Day campaigns.

OPERATING PERFORMANCE

Operating Data (unaudited)

	2Q03	1Q03%		2Q02%

Total subscribers (thousand)	3,422	3,365	1.7%	3,226	6.1%
Postpaid	1,137	1,115	2.1%	1,001	13.6%
Prepaid	2,285	2,250	1.5%	2,224	2.7%
Analog	112	141	-20.6%	209	-46.4%
Digital	3,310	3,225	2.6%	3,017	9.7%
Net Additions (thousand)	56.5	-89.4	n.a.	102.7	-45.0%
Postpaid	21.5	28.9	-23.3%	4.5	393.3%
Prepaid	35.0	-118.3	n.a.	98.2	-65.1%
ARPU (R$/month)	41.1	40.0	3.4%	41.0	0.9%
Postpaid	83.4	87.0	-4.1%	85.8	-2.8%
Prepaid	20.4	18.0	13.1%	20.4	-0.4%
Total MOU (minutes)	98.2	98.2	-0.1%	109.4	-10.3%
Postpaid	180.6	183.1	-1.4%	200.3	-9.9%
Prepaid	54,4	55.0	-1.1%	65.5	-17.0%
Employees	1,720	1,849	-7.0%	2,026	-15.1%
Subscriber/Employee	1,989	1,820	9.3%	1,592	24.9%

HIGHLIGHTS

• “Vivo” has encouraged its operators to adopt commercially aggressive store layouts and service plans, as well as to unify the communication of its corporate websites, aiming to create a single identity for the group.
• TSD has achieved systematic client base growth, reaching 3.422 million clients at the end of 2Q03, equivalent to 9.0% of Brazil’s cell phones.
• Retention, loyalty and promotional campaigns have contributed to the maintenance of TSD’s leadership in this new competitive environment, with 4 competing operators.
• TSD covers 100% of the municipalities in its area of operations.
• Vivo has been concentrating on the implementation of a 1xRTT network, as well as on the development of new telecommunications services.
• The 1xRTT technology already covers the Rio de Janeiro Metropolitan Area, from the Galeão Airport to Recreio dos Bandeirantes, besides the petrochemical region of the city of Macaé. In the next quarter, we will extend coverage to fully complete the Rio de Janeiro Metropolitan Area.

Client Base

• The client base grew by 6.1% in the quarter when compared to the same period last year, and the postpaid client base grew 13.6% in the last 12 months and 2.1% in the last quarter.
• In 2Q03, postpaid net additions reached 21.5 thousand clients, a figure 393.3% higher than that of 2Q02, and prepaid net additions were of 35.0 thousand.
• At the end of the second quarter of 2003, handset digitalization stood at 96.7%. The number of analogical handsets decreased 46.4% in relation to 2Q02. TSD uses the CDMA and 1xRTT digital technologies in the mobile telecommunication services provided.

Average Revenue per User

TSD’s Blended ARPU (average net revenue per user) has been relatively stable, with an R$ 1.1 increase in relation to the previous quarter, even after a 1.7% growth of the client base. Despite of remaining stable in relation to 2Q02, prepaid ARPU increased 13.1% in relation to 1Q03.

Minutes of use per user

Blended MOU has held steady in relation to the previous quarter. The declines in this indicator were due to seasonality as well as the proportional increase of clients that generate less traffic as a percentage of total clients.

Wireless Penetration

The estimated wireless penetration rate in TSD’s areas of operation reached 35.2 per 100 residents, surpassing estimated fixed lines penetration. The Company believes that wireless communication services still has plenty of room to grow, considering the advantage of mobility and new added services offered.

Wireless Data

In 2003, Tele Sudeste Celular maintained its focus on wireless data services, implementing a series of campaigns, and has been achieving a penetration increase in the base of clients that use SMS and WAP services. Moreover, we are focusing on the development of applications by increasing the number of partnerships, and, consequently, increasing the number of utilization alternatives for our clients. Services such as Chat Wap, Email, Cupido, Quiz, and Musical Tones have been growing as a percentage of wireless data revenues and multiplying the functionality of SMS and Wap.

Human Resources	In an effort to optimize its workforce, productivity in 2Q03, as measured by the number of clients per permanent worker, grew 9.3% in relation to 1Q03 and 24.9% in relation to 2Q02.

FINANCIAL PERFORMANCE

Operating Revenues

R$ Million	2Q03	1Q03%		2Q02%

Subscription fees	50.9	55.4	-8.1%	52.8	-3.6%
Usage charges	296.7	300.4	-1.2%	234	26.5%
National charges	279.9	274.6	1.9%	221.9	26.1%
Addition per call	11.7	19.1	-38.7%	7.2	63.1%
DSL	5.1	6.7	-23.9%	5.5	-6.7%
Network Usage charge	210.7	197.2	6.8%	196.8	7.1%
Other	4.5	4.6	-2.2%	3.8	19.4%
Operating Revenue from service	562.8	557.6	0.9%	487.9	15.3%
Handset Sales	93.5	76.3	22.5%	79.8	17.1%
Gross Operating Revenue	656.3	633.9	3.5%	567.8	15.6%
Total deductions in net operating revenues	(180.2)	(170.4)	5.69%	(121.6)	48.2%
Net Operating Revenue	476.1	463.5	2.7%	446.2	6.7%
Net operating revenues from telecommunication services	419.4	416.3	0.7%	390.9	7.3%

Net operating revenues from sales of merchandise	56.7	47.2	20.1%	55.3	2.5%

Gross Operating Revenues

TSD’s Gross Operating Revenues this quarter increased 15.6% compared to the same period last year. However, in January 2003, the ICMS rate in the State of Rio de Janeiro increased from 25% to 30%, and the PIS rate on handset sales rose from 0.65% to 1.65% in December 2002. These factors contributed to an increase in gross revenue deductions, affecting Net Operating Revenue.

Net Operating Revenue

TSD’s net operating revenue increased 6.7% compared to the same period last year, mostly due to a 7.3% increase in net operating revenue from service, which represents over 60% of total net revenues, and due to a 2.5% increase in net revenues from handset sales.

Net Revenue from Service

TSD’s higher net operating revenue from service is due to a 26.1% increase in outgoing traffic revenue, which increased R$ 58 million in relation to 2Q02. Revenues from interconnection charges grew due to the increase of tariffs for network usage in early 1Q03. Other services revenues, which includes wireless data revenues, increased 19.4% in the last 12 months.

Operating Cost

R$ Million	2Q03	1Q03	Δ %	2Q02	Δ %

Personnel	(25.3)	(29.8)	-15.1%	(26.1)	-3.1%
Cost of services	(169.5)	(194.2)	-12.7%	(155.3)	9.2%
Leased lines	(41.9)	(42.9)	-2.3%	(30.5)	37.3%
Network Usage Charges	(20.8)	(21.2)	-1.9%	(17.9)	19.2%
Rent / Insurance / condominium fees	(11.5)	(11.0)	4.5%	(10.6)	8.8%
Others	(95.3)	(119.1)	-20.0%	(96.3)	-1.0%
Cost of goods sold	(87.0)	(75.5)	15.2%	(68.8)	26.4%
Sales Expenses	(95.4)	(63.7)	49.8%	(65.4)	47.4%
Allowance for doubtful account	(2.5)	(2.1)	19.0%	(0.4)	464.3%
Marketing expenses	(27.6)	(11.8)	133.9%	(9.0)	207.1%
Commissions expenses	(11.4)	(9.5)	20.0%	(8.4)	36.3%
Third party services	(21.3)	(24.6)	-13.4%	(25.0)
Others	(32.6)	(15.7)	107.6%	(22.6)	15.3%
General and Administrative expenses	(44.0)	(44.2)	-0.5%	(57.3)	-23.2%
Other operating revenue (expense)	2.7	(1.2)	n.d.	0.5	1,250.0%

Personnel	With the optimization of the workforce and higher productivity, TSD reduced its personnel costs in 2Q03 by 3.1% in relation to 2Q02 and by 15.1% in relation to 1Q03.

Cost of Services

Interconnection charges were affected by the tariff readjustment that occurs annually. The connection cost increased due to the higher number of radio base stations (ERBs) and due to the annual contractual readjustment.

Cost of Goods Sold

Cost of goods sold increased 26.4% in 2Q03 in relation to the same period of the previous year due to the Brazilian Real devaluation in relation to the US Dollar in the 2nd half of 2002, driving cost of goods up. Besides that, new and more expensive handsets were launched, impacting this cost.

Selling Expenses	Selling expenses were mainly affected by the increase in marketing expenses. This expense was impacted by the launch of the “Vivo” brand, a non-recurring expense.

Bad debt

Past due accounts represented 1.46% of gross revenues, a 1.4 percentage point reduction in relation to 2Q02. Bad debt levels remain low due to the steady efforts to improve the postpaid client base and also to tighten credit control policies for dealers and corporate clients.

EBITDA

TSD’s EBITDA in the second quarter 2003 totaled R$ 157.2 million and its EBITDA margin in the period was 33.0%. Excluding the impact of handset sales, EBITDA totaled R$ 187.5 million, with a 44.7% margin.

Depreciation	Depreciation and amortization amounted to R$ 105.0 million in the quarter. Depreciation is calculated based on the linear basis method, considering the useful life of assets.

Financial Results

TSD’s net financial expenses totaled R$ 14.8 million in 2Q03, mainly reflecting the appreciation of the Brazilian Real against the US dollar, that affects the derivative operations that hedge 100% of the Company’s debt. The effect of the Real appreciation on derivatives also increases taxes on financial revenues.

Financial Results

R$ Million	2Q03	1Q03%		2Q02%

Financial Revenue	63.6	34.3	85.4%	61.3	3.8%
Exchange variation	48.3	20.9	131.1%	1.3	3.615.4%
Other Financial Revenue	20.4	15.6	30.8%	63.7	68.0%
(-) PIS / Cofins over Financial Revenue	(5.1)	(2.2)	131.8%	(3.7)	37.8%
Financial Expense	(78.4)	(45.7)	71.6%	(67.2)	16.7%
Exchange Variation	(2.3)	(0.7)	228.6%	(60.3)	-96.2%
Other Financial Expense	(7.7)	(9.3)	-17.2%	(9.6)	-19.8%
Gains (Losses) on derivatives	(68.4)	(35.7)	91.6%	2.7	n.a.

Net Financial Revenue (expense)	(14.8)	(11.4)	29.8%	(5.9)	150.9%

Net Income	TSD’s Net Income for the quarter was R$ 24.3 million, 42.2% lower when compared to the second quarter 2002.

Net Debt

As of June 30, 2003, TSD had total debt of R$ 301.9 million (R$ 390.8 million on March 31, 2003) of which 100% was denominated in foreign currency and fully hedged by derivative instruments at the end of the quarter. This debt was counterbalanced by available resources, such as cash (R$ 7.1 million), financial investments (R$ 159.4 million), and assets and liabilities from derivative operations (R$ 0.6 million), resulting in a net debt of R$ 134.8 million.

TSD’s financial position has been improving every quarter with the steady reduction of net debt. Financial leverage (net debt / (net debt + shareholder’s equity) improved to 6.8% at the end of the 2Q03, from the 10.7% registered in the 4Q02.

The breakdown of TSD’s consolidated gross and net debt is as follows:

Loan and Financing

R$ million	June 30, 2003

	Foreign Currency Denominated
Suppliers	22.6
Financial Institutions	279.3

Total	301.9

R$ million	June 30, 2003	March 31, 2003	December 31, 2002	June 30, 2002

Short term	175.7	152.1	200.9	202.3
Long term	126.2	238.7	259.6	291.9
Total Indebtedness	301.9	390.8	460.5	494.2
Cash and Derivatives	(167.1)	(197.5)	(247.1)	(187.6)

Net Debt	134.8	193.3	213.4	306.6
Long Term Debt Payments Timetable
R$ million	Foreign Currency Denominated

2004	73.4
2005	52.8
After 2005	-

Total	126.2

Capital Expenditures

During the 1st half of 2003, TSD invested R$ 104 million in PP&E, mainly in projects related to improvements and expansion of capability of services rendered, new services rendered of the mobile telecommunication network, and development of proprietary transmission routes. Capex in the period was affected by the necessary investments related to the migration to SMP.

Social Responsibility and Events

• TSD promoted among its employees the “Campanha do Agasalho” – a campaign to collect clothes and shoes to be donated to charities.
• “Vivo” vaccinated its employees and their relatives against flu and chose some charities to be benefited by its vaccination campaign in the areas of operation of several group companies.
• The Company sponsored Rio Fashion Week.

Subsequent Events

On July 6, 2003, the wireless operators implemented the Carriers Selection Code on national (VC2 and VC3) and international long distance calls, according to SMP rules. Vivo’s operators no longer receive VC2 and VC3 revenues, instead they receive interconnection revenues for the usage of their networks on such calls.

Tables to follow:

Table 1: TSD Consolidated Income Statement
Table 2: TSD Consolidated Balance Sheet

TABLE 1: TSD CONSOLIDATED INCOME STATEMENT
(Corporate Law)

R$ million	2Q03	1Q03	2Q02	Accumulated
				jun-03	jun-02

Total gross operating revenues	656.4	633.9	567.8	1,290.3	1,142.2
Deductions from gross operating revenues	(180.3)	(170.4)	(121.6)	(350.7)	(250.1)
Net operating revenues from telecommunication services	419.4	416.3	390.9	835.7	793.1
Net operating revenues from sales of equipment	56.7	47.2	55.3	103.9	99.0
Total net operating revenues	476.1	463.5	446.2	939.6	892.1
Operating Costs	(318.9)	(296.5)	(282.5)	(615.4)	(557.4)
Personnel	(25.3)	(29.8)	(26.1)	(55.1)	(48.7)
Cost of services	(97.9)	(100.9)	(84.1)	(198.8)	(175.8)
Cost of equipment sold	(87.0)	(75.5)	(68.6)	(162.5)	(125.3)
Selling expenses	(72.9)	(59.3)	(62.6)	(132.2)	(128.9)
General and administrative expenses	(33.1)	(32.2)	(40.5)	(65.3)	(75.9)
Other operating income (expenses) net	(2.7)	1.2	(0.5)	(1.5)	(2.8)
Earnings before interest. tax. depreciation. amort. and equity - EBITDA	157.2	167.0	163.7	324.2	334.7
Depreciation and amortization	(105.0)	(109.7)	(90.8)	(214.7)	(183.7)

Operating income before interest. tax and equity consolidation – EBIT	52.2	57.3	72.9	109.5	151.0
Net financial expenses	(14.8)	(11.4)	(5.9)	(26.2)	(10.8)
Operating income	37.4	45.9	66.9	83.3	140.2
non-operating income / expenses	(0.1)	(0.1)	(0.6)	(0.2)	(0.7)
Income before taxation	37.3	45.8	66.3	83.1	139.5
Income and social contribution taxes	(13.0)	(15.9)	(24.3)	(28.9)	(50.7)
Net income for the period	24.3	29.9	42.0	54.2	88.8

TABLE 2: TSD CONSOLIDATED BALANCE SHEET
(Corporate Law)

(In R$ millions)
ASSETS	June 30, 2003	December 31, 2002

Current Assets	950.4	848.5

Cash and cash equivalents	166.5	123.2
Net accounts receivable	262.2	272.9
Inventory	107.4	59.3
Taxes deferred and receivable	307.6	261.6
Prepaid expenses	61.8	44.9
Operations with derivatives	-	44.0
Other current assets	44.9	42.7

Non Current Assets	240.4	378.2

Taxes deferred and receivable	210.1	273.9
Operations with derivatives	8.4	79.9
Judicial deposits	12.3	14.9
Other non-current assets	9.6	9.4

Permanent Assets	1,471.4	1,585.4

Investments	0.4	0.4
Other investments	0.4	0.4
Property, plant and equipment, net	1,470.1	1,585.1
Deferred assets	0.9	0.0

Total Assets	2,662.2	2,812.1

LIABILITIES	June 30,2003	December 31,2002

Current Liabilities	679.1	750.1

Payroll and related accruals	19.4	21.7
Accounts payable	144.6	112.2
Taxes and contributions payable	23.0	26.2
Interest on own capital and dividends payable	31.7	31.9
Loans and financing	175.6	200.9
Contingencies provision	41.0	26.5
Operations with derivatives	7.7	0.0
Intercompany liabilities	161.7	139.5
Other liabilities	74.4	191.0

Non Current Liabilities	149.0	282.3

Loans and financing	126.2	259.6
Provision for contingencies	21,1	21.5
Other liabilities	1.7	1.3

Shareholders’ Equity	1,834.1	1,779.7

Share Capital	778.8	685.3
Reserve of Capital	284.6	378.1
Reserve of Profit	79.2	79.2
Net Income	691.5	637.1

Total Liabilities	2,662.2	2,812.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2003

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.